Exhibit A

CERAGON NETWORKS LTD.
___________________________________________

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD JUNE 29, 2010

Notice is hereby given that the 2010 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Tuesday, June 29, 2010 at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor;

(B)	To receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2009, copies of which are being sent to the shareholders herewith.

Shareholders of record at the close of business on June 9, 2010 are entitled to notice of and to vote at the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint holders of share(s) who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

  June 10, 2010

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
_______________________

PROXY STATEMENT
_______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or "Shares"), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2010 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, June 29, 2010 at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2009 copies of which are being sent to the shareholders herewith (this item will not involve a vote of the shareholders).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above.  If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on June 9, 2010 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof.  At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place.  At such adjourned meeting, any two members present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of May 15, 2010, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.  The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total Shares beneficially owned in the table below include Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of the date of this Proxy Statement.  The Shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors and officers who is also a director or officer of an entity listed in the table below disclaims ownership of our Ordinary Shares owned by such entity.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	4,508,225	12.9%
Yehuda Zisapel (2)	2,238,000	6.4%
William Leland Edwards et al. (3)	2,601,124	7.5%

(1)	Based on ordinary shares issued and outstanding as of May 15, 2010.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.
(3)
Based on information provided in a Statement on Schedule 13G/A filed with the SEC on February 16, 2010 by William Leland Edwards, Anthony Joonkyoo Yun, MD, Palo Alto Investors and Palo Alto Investors LLC (“PAI”).  Palo Alto Investors is the manager of PAI.  William Leland Edwards is the controlling shareholder of Palo Alto Investors and has sole voting and dispositive power over 28,200 of the Ordinary Shares, and shared voting and dispositive power over 2,572,924 of the Ordinary Shares.  Anthony Joonkyoo Yun, MD, is the President of Palo Alto Investors and PAI.  Dr. Yun, Palo Alto Investors and PAI have shared voting and dispositive power over 2,572,924 of the ordinary shares. Since providing a Statement on Schedule 13G filed with the SEC on February 17, 2009 by Mr. Edwards, Dr. Yun, Palo Alto Investors and PAI, each has increased their shared voting and dispositive power from 1,830,600 to 2,572,924 Ordinary Shares, or 5.0% to 7.3%.  The principal business office of the shareholder is 470 University Avenue, Palo Alto, California, 94301.

2

ITEM A

RE-APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor until immediately following the next annual general meeting of shareholders. Kost Forer has no relationship with the Company or with any affiliate of the Company except as auditor and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of Kost Forer.

According to the Company’s Articles of Association, the Audit Committee of the Company is authorized to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered by the auditor of the Company.

Kost Forer has served as the Company’s independent auditor since 2002. The following table presents the aggregate amount of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2009:

Audit fees	$240,000

Tax fees	$59,000

Other Consulting Services	$69,000

Total	$368,000

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be approved and adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the independent auditor of the Company until immediately following the date of the Annual General Meeting in 2011.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

3

ITEM B

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Auditor’s Report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009 are enclosed for shareholder review and consideration together with the Notice and Proxy Statement for the Meeting. The Company will hold a discussion with respect thereto at the Meeting.  This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

June 10, 2010

4

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JUNE 29, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Zohar Zisapel and Ira Palti, or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Ceragon Networks Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 11:00 a.m., on Tuesday, June 29, 2010, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

June 29, 2010

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL No. 1
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company's independent auditor	[ ]	[ ]	[ ]

To change the address on your account, please check the box at right and                                   [   ]
indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ____________________________	Date _________
Signature of Shareholder ____________________________	Date _________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

2

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ceragon Networks Ltd.

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the "Company") and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 18, 2010	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
 CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Ceragon Networks Ltd.

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated April 18, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 18, 2010	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$28,224	$38,339
Short-term bank deposits		35,044	30,183
Short-term marketable securities	3	2,187	16,724
Trade receivables (net of allowance for doubtful accounts of $ 2,517 and $ 2,854 at December 31, 2008 and 2009, respectively)		70,811	68,452
Other accounts receivable and prepaid expenses	4	10,094	7,492
Deferred tax asset		4,082	3,462
Inventories	5	40,510	65,925

Total current assets		190,952	230,577

LONG-TERM ASSETS:
Long-term bank deposits		8,204	10,824
Long-term marketable securities	3	24,102	2,250
Severance pay fund		4,065	4,971
Long term deferred tax asset		8,007	8,942

Total long-term assets		44,378	26,987

PROPERTY AND EQUIPMENT, NET	6	8,891	11,809

Total assets		$244,221	$269,373

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$40,731	$52,898
Deferred revenues		5,886	18,548
Other accounts payable and accrued expenses	7	8,041	9,847

Total current liabilities		54,658	81,293

ACCRUED SEVERANCE PAY		6,647	7,174

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 shares at December 31, 2008 and 2009; Issued: 37,086,504 and 37,769,416 shares at December 31, 2008 and 2009, respectively; Outstanding: 35,586,701 and 34,287,893 and shares at December 31, 2008 and 2009, respectively		91	92
Additional paid-in capital		285,141	291,736
Treasury shares at cost - 1,499,803 and 3,481,523 ordinary shares as of December 31, 2008 and 2009, respectively.		(7,923)	(20,091)
Accumulated other comprehensive income, net of taxes		193	100
Accumulated deficit		(94,586)	(90,931)

Total shareholders' equity		182,916	180,906

Total liabilities and shareholders' equity		$244,221	$269,373

The accompanying notes are an integral part of the consolidated financial statements

April 18, 2010
Date of approval of the	Naftali Idan	Ira Palti
financial statements	Executive Vice President and Chief Financial Officer	President and Chief Executive Officer

CERAGON NETWORKS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)
		Year ended December 31,
	Note	2007	2008	2009

Revenues	11b	$161,888	$217,278	$184,220
Cost of revenues		103,406	144,607	123,494

Gross profit		58,482	72,671	60,726

Operating expenses:
Research and development		15,457	20,310	20,189
Selling and marketing		25,344	32,252	29,996
General and administrative		5,277	7,150	7,893
Expense in respect of settlement reserve		450	-	-

Total operating expenses		46,528	59,712	58,078

Operating income		11,954	12,959	2,648
Financial income, net	12a	1,182	2,184	1,496

Income before taxes on income (tax benefit)		13,136	15,143	4,144

Taxes on income (tax benefit)	10c	-	(10,834)	489

Net income		$13,136	$25,977	$3,655

Net earnings per share:	12b

Basic net earnings per share		$0.44	$0.70	$0.11

Diluted net earnings per share		$0.41	$0.68	$0.10

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2007	27,436,090	$68		$181,128	$-	$64	$(133,699)		$47,561

Issuance of shares, net of issuance expenses	6,990,000	18		88,246	-	-	-		88,264
Exercise of stock options	2,492,106	5		9,954	-	-	-		9,959
Stock-based compensation expense	-	-		1,758	-	-	-		1,758
Comprehensive income:
Unrealized gain from hedging activities	-	-		-	-	216	-	$216	216
Net income	-	-		-	-	-	13,136	13,136	13,136
Total comprehensive income								$13,352
Balance as of December 31, 2008	36,918,196	91		281,086	-	280	(120,563)		160,894
Income tax benefit derived from deductible issuance expenses	-	-		803	-	-	-		803
Exercise of stock options	168,308	*	)-	695	-	-	-		695
Purchase of treasury shares at cost	(1,499,803)	-		-	(7,923)	-	-		(7,923)
Stock-based compensation expense	-	-		2,557	-	-	-		2,557
Comprehensive income:
Unrealized loss from hedging activities, net of taxes	-	-		-	-	(87)	-	$(87)	(87)
Net income	-	-		-	-	-	25,977	25,977	25,977
Total comprehensive income								$25,890
Balance as of December 31, 2008	35,586,701	91		285,141	(7,923)	193	(94,586)		182,916

Exercise of stock options	682,912	1		2,988	-	-	-		2,989
Purchase of treasury shares at cost	(1,981,720)	-		-	(12,168)	-	-		(12,168)
Stock-based compensation expense	-	-		3,607	-	-	-		3,607
Comprehensive income:
Unrealized loss from hedging activities, net of taxes	-	-		-	-	(93)	-	$(93)	(93)
Net income	-	-		-	-	-	3,655	3,655	3,655
Total comprehensive income								$3,562
Balance as of December 31, 2009	34,287,893	$92		$291,736	$(20,091)	$100	$(90,931)		$180,906

*)           Represent an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	$13,136	$25,977	$3,655
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,342	2,070	3,283
Stock-based compensation expense	1,758	2,557	3,607
Gain from sale of property and equipment	(24)	-	-
Accrued severance pay, net	203	564	(379)
Decrease (increase) in accrued interest on bank deposits	(317)	(330)	73
Accrued interest and amortization of premium on held-to-maturity marketable securities	(438)	126	264
Decrease (increase) in trade receivables, net	(13,100)	(30,278)	2,359
Decrease (increase) in other accounts receivable and prepaid expenses	(5,273)	(3,133)	2,365
Increase in inventories, net	(7,695)	(394)	(25,415)
Increase in trade payables	3,963	13,459	12,813
Increase (decrease) in deferred revenues	2,963	(816)	12,662
Increase in deferred tax asset	-	(11,353)	(281)
Increase (decrease) in other accounts payable and accrued expenses	2,429	(5,343)	1,806
Decrease in other long-term payables	(3,275)	(4,650)	-

Net cash provided by (used in) operating activities	(4,328)	(11,544)	16,812

Cash flows from investing activities:
Purchase of property and equipment	(2,855)	(5,029)	(6,737)
Proceeds from sale of property and equipment	25	-	-
Investment in short and long-term bank deposits	(35,654)	(66,267)	(44,009)
Proceeds from maturities of short and long-term bank deposits	6,181	61,376	46,177
Investment in held-to-maturity marketable securities	(22,186)	(14,851)	(4,703)
Proceeds from maturities of held-to-maturity marketable securities	8,638	13,500	1,754
Proceeds from realized callable held-to-maturity marketable security	-	-	10,000

Net cash provided by (used in) investing activities	(45,851)	(11,271)	2,482

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	88,700	-	-
Purchase of treasury shares at cost	-	(7,923)	(12,168)
Payment of issuance costs	-	(383)	-
Proceeds from exercise of stock options	9,959	695	2,989

Net cash provided by (used in) financing activities	98,659	(7,611)	(9,179)

Increase (decrease) in cash and cash equivalents	48,480	(30,426)	10,115
Cash and cash equivalents at the beginning of the year	10,170	58,650	28,224

Cash and cash equivalents at the end of the year	$58,650	$28,224	$38,339

Supplemental disclosures of non cash financing and investing activities:
Issuance costs	$436	$-	$-

Purchase of property and equipment	$275	$1,760	$1,364

Unrealized gain (loss) from hedging activities, net	$216	$(87)	$(93)

Deferred taxes due to deductible issuance costs	$-	$803	$-

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$295	$536	$377
Cash paid during the year for interest	$518	$339	$-

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Ceragon Networks Ltd. ("the Company") is a leading provider of high capacity, LTE-4G Ready wireless backhaul solutions that enable cellular operators  and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. The Company's wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has eleven wholly-owned subsidiaries in Brazil, France, Hong Kong, Singapore, Nigeria, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see Note 11.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

b.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.
Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate, the dollar is its functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been remeasured in accordance with Accounting Standards Codification 830, "Foreign Currency Matters" (ASC 830) previously referred to as Statement 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation" as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Costs - at the exchange rates in effect as of the date of recognition of the transaction.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management considers the non-U.S. subsidiaries to be a direct, integral extension of the parent company's operations. Accordingly, the functional currency of these subsidiaries is the dollar.

d.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

e.	Cash equivalents: Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.
Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 3.24% and 1.76% as of December 31, 2008 and 2009 respectively. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 3.90% and 2.29% as of December 31, 2008 and 2009 respectively. The long-term bank deposits are presented at their cost, including accrued interest.

Short–term bank deposits in the amount of up to $6 million are restricted for a period of up to 6 months against bank guarantees provided to customers (see also Note 8b.)

g.
Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC topic 320, "Debt and Equity Securities" previously referred to as SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" .

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable securities are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Such marketable securities are stated at amortized cost plus accrued interest.

During the years ended December 31, 2008 and 2009, all securities were accounted for in accordance with ASC 320 and were designated by the Company's management as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest, are included in financial income, net.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC 320-10-35 previously referred to as FASB Staff Position (FSP) 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". On April 1, 2009, the Company adopted a new guidance, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments" (formerly FSP FAS No. 115-2 and FSP FAS No. 124-2), that changed the impairment and presentation model for debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings.

h.
Inventories:

Inventories are stated at the lower of cost or market value. Inventory provisions are provided to cover risks arising from excess and slow-moving items, technological obsolescence.

Cost is determined for all types of inventory using the moving average cost method plus indirect costs.

i.
Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	15 - 33
Office furniture and equipment	7
Leasehold improvements	Over the shorter of the term of the lease or useful life of the asset

j.
Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", previously referred to as Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2008 and 2009, no impairment losses have been identified.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.
Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC topic 740, "Income Taxes", previously referred to as Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

On January 1, 2007, the Company adopted ASC topic 740-10, "Income Taxes", previously referred to as FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("ASC 740-10"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For the years 2008 and 2009 no penalties were recognized.

l.
Revenue recognition:

The Company and its subsidiaries generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers ("OEM").

Revenues from product sales are recognized in accordance with ASC topic 605-10, previously referred to as SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB 104"), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company creates a provision for returns according to ASC topic 605, previously referred to as SFAS 48, "Revenue Recognition When Right of Return Exists".

Revenue from certain arrangements includes the sale of products and post delivery installation services. The Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met the Company defers the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

The Company's accounting policy complies with the requirements set forth in ASC 605-25, previously referred to Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under ASC 605-10.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When sale arrangements include a customer acceptance provision, revenue is recognized when the Company has demonstrated that the criteria specified in the acceptance provision have been satisfied.

To assess the probability of collection for revenue recognition purposes, the Company analyzes historical collection experience, current economic trends and the financial position of its customers. On the basis of these criteria, the Company decides whether revenue recognition should be deferred and recognized on a cash basis.

Deferred revenues include amounts received from customers for which revenue has not been recognized.

m.	Research and development costs: Research and development costs are charged to the statement of operations as incurred.

n.
Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward and option contracts ("derivative instruments") in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined under ASC topic 815, "Derivatives and Hedging", previously referred to as  SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("ASC 815").

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The Company measured the fair value of the contracts in accordance with ASC topic 820, "Fair value Measurement and Disclosures" previously referred to as SFAS 157, "Fair Value Measurements" ("ASC 820") at level 2 (see also Note 2s). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss), net of taxes and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The effective portion of the derivative's change in fair value is recognized in earnings.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's cash flow hedging program is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts and options. These forward exchange contracts and options are designated as cash flow hedges, as defined by ASC 815 and Derivative Implementation Group No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge" ("DIG 20") and are all effective.

Fair value hedging program - The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to three months. The purpose of the Company's foreign currency hedging activities is to protect the fair value of the monetary assets from foreign exchange rates fluctuations.

As of December 31, 2009, the Company had outstanding forward exchange contracts for the acquisition of NIS 113,266 in consideration for $ 29,843 maturing in a period of up to one year. As of December 31, 2009, the Company recorded accumulated unrealized gain in other comprehensive income in the amount of $ 133 from its forward contracts with respect to anticipated payroll payments expected in 2010.

The balance in accumulated other comprehensive income related to derivative instruments as of December 31, 2009 is expected to be recognized in the statement of income over the next twelve months.

	Gain (loss) Recognized in Other Comprehensive	Gain (loss) Recognized
	Income	in Statements of Income
	December 31,		Year ended December 31,
	2009	Statement of Income Item	2008	2009

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$(93)	Operarting expenses	$779	$(556)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts		Financial expenses	661	(439)

Total	$(93)		$1,440	$(995)

o.
Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, marketable securities, trade receivables and trade payables.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Company's cash and cash equivalents and short-term and long-term bank deposits are invested in U.S. dollar instruments with major banks worldwide. Such cash and cash equivalents and deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash and cash equivalents and deposits may be redeemed upon demand and, therefore, bear minimal risk. Management believes that the financial institutions that hold the Company's and its subsidiaries' investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable securities include securities issued by U.S government and agencies, Israeli government and debentures of corporations. The Company's investment policylimits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

As a result of the recent turmoil in capital markets the Company tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment.

The Company's trade receivables are derived from sales to customers located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to specific receivables, of which the collection may be doubtful. The Company charges off receivables when they are deemed uncollectible.

Allowance for doubtful accounts amounted to $ 2,517 and $ 2,854 as of December 31, 2008 and 2009, respectively.

Total doubtful debt expenses during 2007, 2008 and 2009 amounted to $ 437, $ 1,238 and $ 620, respectively. Total write offs amounted to $ 0, $ 0 and $ 283 in 2007, 2008 and 2009, respectively.

p.
Transfers of Financial Assets

During the year ended December 31, 2008 the Company entered into a transaction for the sale of a letter of credit received from a customer of the company to a foreign financial institution (control and risk were fully transferred) in a total amount of $ 2,795 and accounted for those transactions according to ASC topic 860, "Transfer and Servicing", previously referred to as SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("ASC 860").

q.
Accounting for stock-based compensation:

ASC topic 718, "Compensation – Stock Compensation", previously referred to as SFAS No. 123(R), "Share based Payment" ("ASC 718"), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2007, 2008 and 2009:

	December 31,
	2007	2008	2009

Dividend yield	0%	0%	0%
Volatility	35.97%-62.75%	50%-79%	56%-74%
Risk free interest	2.77%-5.20%	0.37%-5.17%	0.26%-3.71%
Early exercise multiple	2.36-3.10	2.05-3.10	2 -2.50

Risk-free interest rates are based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options; volatility of price of the Company's shares based upon actual historical stock price movements. The suboptimal exercise factor is representing the value of the underlying stock as a multiple of the exercise price of the option which, if achieved, results in exercise of the option.

Early exercise multiple is based on actual historical exercise activity. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

The Company recognizes compensation expense using the accelerated method for all awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management's estimates. ASC topic 718 requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

r.
Severance pay:

The Company's severance pay liability for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset - severance pay fund - in the Company's balance sheet.

The severance pay fund includes the deposited funds and accumulated adjustments to the Israeli Consumer Price Index up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds in insurance policies, is based on the cash surrendered value of these policies, and includes profits / losses.

Severance expense for the years ended December 31, 2007, 2008 and 2009, amounted to approximately $ 1,168, $ 1,760 and $ 1,321, respectively.

s.
Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables, deferred revenues and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

The fair value of marketable securities is based on quoted market prices.

In 2008, the Company adopted ASC topic 820, "Fair Value Measurements and Disclosures", previously referred to as SFAS 157, "Fair Value Measurements" and, ASC topic 820-10, previously referred to as FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value (see also Note 13).
t.
Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC topic 220, "Comprehensive Income" previously referred to as SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments.

u.
Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for periods of 12 to 36 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses (income) for the years ended December 31, 2007, 2008 and 2009 were approximately $ 530, $ (507) and $ 341, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.
Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC topic 260, "Earnings Per Share" previously referred to as Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("ASC 260").

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 345,014, 1,213,564 and 1,633,057 for the years ended December 31, 2007, 2008 and 2009, respectively.

w.
Treasury shares

The Company repurchased its Ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders' equity.

x.	Reclassification: Certain prior period amounts have been reclassified to conform to the current year's presentation.

y.
Impact of recently issued Accounting Standards:

In June 2009, the Financial Accounting Standards Board ("FASB") approved its Accounting Standards Codification ("Codification") as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in the annual financial statements of fiscal year 2009, all references made to US GAAP uses the new Codification numbering system prescribed by the FASB.

In June 2009, the FASB issued an update to ASC Topic 860, "Transfers and Servicing," which among other things, removes the concept of a qualifying special-purpose entity, and changes the requirements for derecognizing financial assets. Additionally, the update requires additional disclosures about transfers of financial assets, including securitization transactions and areas where companies have continued exposure to the risks related to transferred financial assets. The update is effective for annual reporting periods beginning after November 15, 2009. We do not expect the adoption of the update to have a material impact on our financial condition or results of operations.

In June 2009, the FASB issued an update to ASC Topic 810, "Consolidation," which, among other things, (i) require an entity to perform an analysis to determine whether an entity's variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) require ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iii) amend certain guidance for determining whether an entity is a variable interest entity; and (iv) require enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. We do not expect the adoption of the update to have a material impact on our financial condition or results of operations.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2009, the FASB issued an update to ASC Topic 605-25, "Revenue Recognition- Multiple Element Arrangements", which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management's best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. In October 2009, the FASB also issued an update to ASC Topic 985-605, "Software Revenue Recognition", which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products' essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

NOTE 3:-          MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2008				2009
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	Cost	gains	losses	value	cost	gains	losses	value
Held-to-maturity:

Israeli and U.S government and agencies debts	$10,152	$23	$-	$10,175	$3,208	$-	$(3)	$3,205
Corporate debentures	16,137	-	(429)	15,708	15,766	34	-	15,800

	$26,289	$23	$(429)	$25,883	$18,974	$34	$(3)	$19,005

The unrealized losses and gains in the Company's investments in held-to-maturity marketable securities were mainly caused by interest rate changes. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment.

Based on the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2008.

During the year ended December 31, 2009, the Company realized a held-to-maturity marketable securities in the principal amount of $ 10,000 as a result of the issuer having called such security prior to its maturity.

Out of the unrealized losses as of December 31, 2008 $ 149 of losses were outstanding over 12 month period. The fair value of these marketable securities which bear losses over 12 month period is $ 8,490.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2009 are:

Held-to-maturity:	Amortized cost	Fair market value

2010 (short-term marketable securities)	$16,724	$16,732
2011	2,250	2,273

	$18,974	$19,005

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Government authorities	$3,101	$1,992
Prepaid expenses	6,131	4,678
Other	862	822

	$10,094	$7,492

NOTE 5:-	INVENTORIES

	December 31,
	2008	2009

Raw materials	$6,453	$4,165
Work in progress	1,290	685
Finished products	32,767	61,075

	$40,510	$65,925

Finished products include products shipped to customers for which revenues were not recognized during the year. Such products amounted to $ 15,537 and $ 33,265 at December 31, 2008 and 2009, respectively.

During 2007, 2008 and 2009, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 2,353, $ 3,119 and $ 4,185, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2009
Cost:
Computers, manufacturing and peripheral equipment	$18,791	$24,626
Office furniture and equipment	1,386	1,547
Leasehold improvements	792	895

	20,969	27,068
Accumulated depreciation:
Computers, manufacturing and peripheral equipment	10,534	13,553
Office furniture and equipment	994	1,058
Leasehold improvements	550	648

	12,078	15,259

Depreciated cost	$8,891	$11,809

NOTE 7:-          OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2009

Employees and payroll accruals	$6,135	$7,175
Provision for warranty costs	1,158	1,499
Government authorities	-	761
Accrued expenses	468	276
Other	280	136

	$8,041	$9,847

NOTE 8:-          COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2009, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2010	$2,050	$1,215	$3,265
2011	761	1,068	1,829
2012	689	725	1,414
2013	239	211	450
2014	137	-	137
2015and thereafter	65	-	65

	$3,941	$3,219	$7,160

Expenses for lease of facilities for the years ended December 31, 2007, 2008 and 2009 were approximately $ 1,166, $ 1,928 and $ 2,008, respectively (see also Note 14).

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-          COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     Expenses for the lease of motor vehicles for the years ended December 31, 2007, 2008 and 2009 were approximately $ 905, $ 1,042 and $ 1,221, respectively.

b.
Charges and guarantees:

As of December 31, 2009, the Company provided bank guarantees in an aggregate amount of $ 11,053 with respect to tender offer guarantees and performance guarantees to its customers.

c.	Potential claim:

1.
NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company's products. The Company entered into discussions with NEC with respect to NEC's allegation. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer to NEC in order to fully resolve NEC's allegations. This settlement offer included a lump sum payment of $ 450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC's allegations. We have not received a response from NEC. The Company believes that it does not infringe any valid claim of NEC patents at issue, and if any of these patents were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company's offer made to NEC a provision of $ 450 is included in the consolidated financial statements as of December 31, 2009.

2.
In December 2008, the Company received a claim from a certain company stating that in its opinion the Company requires a license to one of its patents. In subsequent discussions, the other party offered a flat fee license however, no agreement has been reached. The Company, based on available information, believes it does not infringe the patent at issue. The Company is not able to estimate the outcome of such claim hence no provision was accrued in the financial statements as of December 31, 2009.

NOTE 9:-          SHAREHOLDERS' EQUITY

The Ordinary shares of the Company are traded on Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol "CRNT".

a.
General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Stock options plans:

1.
Under the Company's 1996 key Employee Share Incentive Plan, the 1997 Affiliate Employees Stock Option Plan ("the Plans"), and the 2003 Share Option Plan ("the 2003 Plan"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over one to five years. The options expire ten years from the date of grant.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-          SHAREHOLDERS' EQUITY (Cont.)

In light of the adoption of the 2003 Plan, the Company ceased granting options under the 1996 Key Employee Share Incentive Plan as of December 31, 2002 and under the 1997 Affiliate Employee Share Option Plan as of February 2003 although options granted under the 1996 Key Employee Share Incentive Plan or 1997 Affiliate Share Option Plan before such dates are still valid, subject to the respective Plans.

2.
Upon adoption of its share option plans, the Company reserved for issuance 15,264,854 ordinary shares in accordance with the respective terms thereof. As of December 31, 2009, the Company still has 501,414 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

3.
During 2008, the Company's board of directors approved a stock option exchange program for certain share options that were granted during 2007 and 2008 until the date of the exchange program ("the Options").  Under the exchange program, the Company offered its employees the opportunity to exchange the Options, with new options to be granted to them on the date of the exchange. These new options would have a new exercise price which would be equal to the closing price of the Company's Ordinary shares on the NASDAQ Global Market on the date the new options were granted. As a result of the exchange, on November 6, 2008, 391,000 options with an exercise price ranging between $ 7 to 17 per share were cancelled and 391,000 options with an exercise price of $ 5.65 per share were granted. According to the program, those new options will vest over a period of 4 years commencing the date of the exchange.

The Company accounted for the exchange of options under the provisions of ASC 718 which indicates that a modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value of the modification to the award. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. As a result of the modification, the Company will record additional expense in the amount of $ 275 to be recognized over new requisite service period ending 2012. In the year ended on December 31, 2008, the Company recorded an additional expense of $ 25 with respect to this exchange. The remaining compensation expense of the original awards shall be expense over the new vesting period of 4 years.

4.	The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31, 2009
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	5,392,501	$5.44
Granted	816,466	$7.51
Exercised	(682,912)	$4.37
Forfeited	(137,732)	$6.21

Outstanding at end of the year	5,388,323	$5.87	6.35	$31,839

Options exercisable at end of the year	3,500,540	$5.42	5.10	$22,265

Vested and expected to vest	5,284,757	$5.85	6.35	$31,346

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-          SHAREHOLDERS' EQUITY (Cont.)

The Company's options are generally granted at exercise prices which are equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2007, 2008 and 2009 were $ 4.02, $ 4.12 and $ 3.99, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options exercised during the years ended December 31, 2008 and 2009 were $ 693 and $ 3,091, respectively. As of December 31, 2009, there was $ 3,432 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

The following is a summary of the Company's stock options granted separated into ranges of exercise price:

Exercise price (range)	Options outstanding as of December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2009	Remaining c ontractual life (years for exercisable options	Weighted average exercise price
$			$			$
0.0-2.0	222,375	2.12	1.72	222,375	2.12	1.72
2.34-3.90	471,475	4.69	3.60	412,850	4.56	3.56
4.09-5.98	3,421,956	6.60	5.07	2,241,354	5.58	4.83
6.12-7.74	87,153	6.42	6.56	52,275	4.60	6.74
8.16-9.89	893,964	8.33	9.03	327,914	9.03	6.82
10.19-17.0	291,400	3.11	12.17	243,772	2.14	12.18

	5,388,323	6.35	5.87	3,500,540	5.10	5.42

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2007, 2008 and 2009, was comprised as follows:

	Year ended December 31,
	2007	2008	2009

Cost of revenues	$126	$257	$256
Research and development, net	293	586	643
Selling and marketing	748	1,007	1,185
General and administrative	591	707	1,523

Total stock-based compensation expenses	$1,758	$2,557	$3,607

c.
Treasury shares:

In October 2008, the Company initiated a share repurchase program, under which, the Company is authorized to purchase its outstanding Ordinary shares up to aggregate value of $ 20,000. The purchases may be performed in the open market or in negotiated or block transactions, all subject to regulatory requirements. As of December 31, 2009, the Company had completed the share purchase program with a total purchase of 3,481,523 of its outstanding Ordinary shares, at a weighted average price per share of $ 5.74, for the total consideration of approximately $ 20,091 (including commission and broker fees).

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-          SHAREHOLDERS' EQUITY (Cont.)

d.
Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10:-        TAXES ON INCOME

a.
Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses over three years, as a deduction for tax purposes.

b.
Corporate tax structure:

Taxable income of Israeli company is subject to tax at the rate of, 26% in 2009 and 25% in 2010 In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in Israeli corporate tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

c.
Measurement of taxable income:

The Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, starting tax year 2003, results of operations in Israel are measured in terms of earnings in U.S. dollar.

d.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Capital Investment Law"):

The Company's production facilities have been granted an "Approved Enterprise" status under the Capital Investments Law currently under three separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the "alternative benefits" track and has waived Government grants in return for a tax exemption.

The Company is also a "foreign investors' company", as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% to 25% (depending on the percentage of foreign ownership in each tax year).

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the "CIL Amendment") and has significantly changed the provisions of the Capital Investments Law. The CIL Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the CIL Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Capital Investments Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprises will generally not be subject to the provisions of the Amendment.

The Company has three capital investment programs that have been granted Approved Enterprise status, under the Capital Investments Law (The "Approved Programs") and a fourth program under Beneficiary Enterprise status pursuant to the CIL Amendment (The "Beneficiary Program"). Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to ten years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10% to 25% for the remaining benefit period. The benefit period commences in the first year the Company reports taxable income after utilization of all net operating losses, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating (the year's limitation). The year's limitation does not apply with respect to the tax exempt period.

In respect of expansion programs pursuant to CIL Amendment, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election.

For all these investment programs the benefits period has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits, detailed above (except for the first two years in which the Company is tax exempt), is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The entitlement to the above benefits is subject to the Company's fulfilling the conditions stipulated by the Encouragement of Investments Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, linked to the CPI and including interest.

In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10% to 25% on the gross amount of the dividend distributed. In addition, these dividends will be subject to a 15% withholding tax.

As a result of the CIL Amendment, among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

As of December 31, 2009, the Company did not generate income under the provisions of the Capital Investment Law and the CIL Amendment.

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" or the "Beneficiary Enterprise" during the first five tax years during which the equipment is used.

Income from sources other than the "Approved Enterprise" and "Beneficiary Enterprise" during the benefit period will be subject to the tax at the regular tax rate.The income tax expense (benefit) for the years ended December 31, 2007, 2008 and 2009 consisted of the following:

e.	The income tax expense (benefit) for the years ended December 31, 2007, 2008 and 2009 consisted of the following:

	Year ended December 31,
	2007	2008	2009

Current	$-	$519	$770
Deferred	-	(11,353)	(281)

	$-	$(10,834)	$489
Domestic (Israel)	$-	$(11,212)	$1,271
Foreign	-	378	(782)

	$-	$(10,834)	$489

f.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2008	2009
Deferred tax assets:
Net operating loss carry forward *)	$14,570	$11,835
Temporary differences relating to reserve and allowances	8,420	7,962

Net deferred tax asset before valuation allowance	22,990	19,797
Valuation allowance	(10,901)	(7,393)

Total net deferred tax asset	$12,089	$12,404

*)
Including deferred taxes on losses for US and Israeli income tax purposes for 2008 and 2009, derived from the exercise of employee stock options in the amount of $ 843 and $ 1,065, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid-in capital as required under ASC topic 718, previously referred to as FAS 123(R), since a valuation allowance was provided in this respect. The income tax benefit for the years ended December 31, 2008 and 2009 was $ 249 and $ 282, respectively. As a result, there is no impact on the Company's shareholders' equity and on the deferred taxes for each of the years presented.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 10,901 and $ 7,393 at December 31, 2008 and 2009, respectively.

g.
Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2009 in the amount of approximately $ 39,773. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2009, the Company's U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 9,021 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

h.	Income before taxes is comprised as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$11,621	$15,114	$2,475
Foreign	1,515	29	1,669

	$13,136	$15,143	$4,144

i.
Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2007	2008	2009

Income before taxes as reported in the consolidated statements of operations	$13,136	$15,143	$4,144

Statutory tax rate	29%	27%	26%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$3,809	$4,089	$1,078
Non-deductible expenses	142	526	501
Non-deductible expenses related to employee stock options	510	691	938
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	(4,714)	(16,470)	(2,089)

Other	253	330	61

Actual tax expense (benefit)	$-	$(10,834)	$489

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

j.
Effective January 1, 2007, the Company adopted the provisions of ASC topic 740-10, "Income Taxes", previously referred to as FIN 48. The balance for unrecognized tax benefit for tax positions which are uncertain of being sustained at December 31, 2008 and 2009 is in the amount of $ 141 and $ 315, respectively.

The Company and its subsidiaries file income tax return in Israel, the United States and other various jurisdictions. The Company and its subsidiaries are routinely examined by various taxing authorities. There are tax years which remain subject to examination in various jurisdictions.

NOTE 11:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", previously referred to as SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("ASC 820"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following presents total revenues for the years ended December 31, 2007, 2008 and 2009 and long-lived assets as of December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
Revenues from sales to unaffiliated customers:

Asia-Pacific	$68,387	$113,004	$67,743
Europe, Middle East and Africa	52,121	67,933	70,548
North America	34,438	18,772	29,017
Latin America	6,942	17,569	16,912

	$161,888	$217,278	$184,220
Property and equipment, net, by geographic areas:

Israel	$4,094	$8,157	$11,007

Others	353	734	802

	$4,447	$8,891	$11,809

c.	For the years ended December 31, 2007, 2008 and 2009, one customer accounted for approximately 10%, 24% and 19%, respectively, of the Company's revenues for that year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2007	2008	2009

Financial income:
Interest on marketable securities and bank deposits	$1,652	$3,780	$1,998

Foreign currency transaction differences	292	11	209

	1,944	3,791	2,207
Financial expenses:
Bank charges	(213)	(194)	(327)
Interest in respect of the OCS	(518)	(339)	-
Foreign currency transaction differences	-	(850)	(297)
Other	(31)	(224)	(87)

	(762)	(1,607)	(711)

	$1,182	$2,184	$1,496

b.	Net earnings per share: The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2007	2008	2009
Numerator:
Numerator for basic and diluted net earnings per share - income available to shareholders of Ordinary shares	$13,136	$25,977	$3,655

Denominator:
Denominator for basic net earnings per share - weighted average number of shares	29,692,670	36,863,684	34,369,212

Effect of dilutive securities:
Employee stock options	2,408,723	1,474,900	1,427,666

Denominator for diluted net earnings per share - adjusted weighted average number of shares	32,101,393	38,338,584	35,796,878

NOTE 13:-        FAIR VALUE MEASUREMENTS

In accordance with ASC 820, previously presented as SFAS No. 157, the Company measures its foreign currency derivative contracts at fair value using market approach valuation technique. Foreign currency derivative contracts are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2008 and 2009, the fair value of foreign currency derivative receivable, measured on a recurring basis was $ 260 and $ 133 respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder of the Company who, as of December 31, 2008 and 2009, owned 6.3% and 6.6%, respectively of the Company's outstanding Ordinary shares. Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company who, as of December 31, 2008 and 2009, owned 11.5% and 13.0% respectively of the Company's outstanding Ordinary shares. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 767, $ 1,170 and $ 1,205 in 2007, 2008 and 2009, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. In June 2008, the Company extended its facility lease agreement until December 31, 2010. Additionally, the Company leases the U.S. subsidiary's office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until July 2013. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 778 in 2007, $ 1,403 in 2008 and $ 1,488 in 2009.

The Company purchases certain inventory components from members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 3,389, $ 4,338 and $ 3,689 for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 111, $ 299 and $ 214 for the years ended December 31, 2007, 2008 and 2009, respectively.

Transactions with related parties:

	Year ended December 31,
	2007	2008	2009

Cost of revenues	$3,831	$4,836	$4,163

Research and development expenses	$579	$823	$894

Selling and marketing expenses	$418	$965	$1,035

General and administrative expenses	$105	$287	$290

Purchase of property and equipment	$111	$299	$214

Balances with related parties:

	December 31,
	2008	2009

Trade payables, other accounts payable and accrued expenses	$541	$3,212